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              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                       (Amendment No. 2)


                       Alexander's, Inc.
                       (Name of Issuer)


            Common Stock, par value $1.00 per share
                (Title of Class of Securities)


                           014752109
                        (CUSIP Number)


                        Mr. Steven Roth
                     Vornado Realty Trust
                         Park 80 West
                           Plaza II
                Saddle Brook, New Jersey  07662
                       (201) 587-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Copy to:

                      Janet T. Geldzahler
                      Sullivan & Cromwell
                       125 Broad Street
                   New York, New York  10004
                        (212) 558-3869

                       February 6, 1995
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

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- --------------------
CUSIP NO. 014752109
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Vornado Realty Trust 22-1657560
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [X]

                                            (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     N/A
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
                    1,466,568 (INCLUDES RIGHT TO BUY
 NUMBER OF          1,353,468 SHARES)
   SHARES      ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           1,466,568 (INCLUDES RIGHT TO BUY
    WITH            1,353,468 SHARES)
               ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,821,136 (includes 1,354,568 shares held by Interstate Properties and right to buy 1,353,468 shares)
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.4%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          OO (Real estate investment trust)
- ------------------------------------------------------------

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          This Amendment No. 2 amends the Schedule 13D

Statement originally filed by Vornado, Inc. on August 2, 1990.

On May 5, 1993, Vornado, Inc. merged into Vornado Realty

Trust.


Item 1.   Security and Issuer.

          (a)  The class of equity securities to which this

Statement relates is the Common Stock, par value $1.00 per

share (the "Shares"), of Alexander's, Inc., a Delaware

corporation (the "Company"), which has its principal executive offices at 31 West 34th Street, New York, New York 10001.


Item 2.   Identity and Background.

          (a), (f)  This Statement is being filed by Vornado

Realty Trust, a Maryland real estate investment trust

("Vornado").  Interstate Properties, a New Jersey general

partnership ("Interstate"), owns 31% of the common shares of beneficial ownership of Vornado.

          (b)  Vornado's principal executive offices are

located at Park 80 West, Plaza II, Saddle Brook, N.J. 07662.

Interstate's principal executive offices are located at Park

80 West, Plaza II, Saddle Brook, N.J. 07662.

          (c)  The principal business of Vornado is real

estate, principally the ownership and operation of strip

shopping centers.  The principal business of Interstate is

real estate and investments.  The name, business address and

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principal occupation (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the trustees and

executive officers of Vornado and of the general partners of

Interstate is listed on Annex A hereto.  Each of such persons is a United States citizen.

          (d) - (e)  During the last five years, none of

Vornado, Interstate or any of the persons listed on Annex A

has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a

civil proceeding of a judicial or administrative body of

competent jurisdiction as a result of which such entity or

person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All Shares owned by Vornado were acquired with the working

capital of Vornado.  Vornado plans to pay for the Shares to be acquired from Citibank, N.A. with working capital and from

borrowed funds, which may be a loan from Citibank, N.A..


Item 4.   Purpose of Transaction.

          Vornado acquired the Shares owned by it described in

Item 5 for investment purposes.  By virtue of the fact

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that Mr. Steven Roth, a general partner of Interstate, is the

Chairman of the Board and Chief Executive Officer of Vornado,

and that the three general partners of Interstate are trustees of Vornado, Vornado may be deemed to be acting in concert with

Interstate.  Accordingly, Vornado would beneficially own the

1,354,568 Shares owned by Interstate.

          Vornado has from time to time assessed its

investment in the Company.  On February 6, 1995, Vornado

entered into a Stock Purchase Agreement with Citibank, N.A. to acquire the 1,353,468 shares owned by Citibank, N.A. for

$40.50 per share in cash.  The closing of such purchase is

subject to the Company's ability to qualify in 1995 as a real estate investment trust, and approval by the United States

Bankruptcy Court for the Southern District of New York (the

"Bankruptcy Court") of the management and development

agreement entered into and the loan agreement to be entered

into between Vornado and the Company.  The foregoing is a

summary of the Stock Purchase Agreement, a copy of which is

attached to this Schedule 13D as Exhibit 1.

          In connection with the execution of the Stock

Purchase Agreement, Vornado and the Company entered into a

management and development agreement and a commitment letter with respect to a loan agreement, copies of which are attached hereto as Exhibits 2 and 3.  Under the management and

development agreement, Vornado would provide all asset

management, development and leasing (presently covered under

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a leasing agreement between Vornado and the Company which

would be extended) for three years for $3 million per year

plus 6% of the development costs, in addition to the fees

presently payable under the leasing agreement.  In addition,

the Company agreed to pay Vornado $900,000 for planning

already performed by it in connection with the Company's Rego

Park property.  Mr. Roth would become the Chief Executive

Officer of the Company and Stephen Mann would remain the

Chairman of the Board of the Company.  Under the commitment

letter, Alexander's would borrow $68.5 million (with the

Company able to borrow an additional $6.5 million) for three years at 14% per annum for the first two years and a fixed

rate for the third year of 725 basis points over one-year

treasury bills, all on a secured basis from Vornado or an

affiliate (plus any participants Vornado may determine).  The foregoing is qualified in its entirety by reference to the

management and development agreement and commitment letter

which are included herein as Exhibits 2 and 3.  Both of these arrangements are subject to approval of the Bankruptcy Court.

          In connection with the execution of the Stock

Purchase Agreement, Vornado and Interstate Properties also

agreed with the Company to a Standstill and Corporate

Governance Agreement, whereby the aggregate ownership in the

Company by Vornado and Interstate and their affiliates and

associates will not exceed 66.65% for three years, David

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Mandelbaum and Russell Wight (trustees of Vornado and general partners of Interstate Properties) will fill two of the

vacancies created by the resignation of the Citibank directors on the Company's Board and the two independent directors of

the Company may select a third independent director, the

independent directors will not be removable other than for

cause for a period of three years and if an independent

director resigns, the other two will select a replacement, the independent directors will be provided with a reasonable

budget to employ investment bankers, counsel or other

professionals as they determine to be necessary, Vornado and

Interstate will not for a period of three years cause a merger or other business combination of Vornado or Interstate and the

Company without the approval of the majority of the

independent directors and if Vornado and Interstate wish to

sell, in the aggregate, Shares in an amount in excess of the greater or (i) 30% of the outstanding Shares and (ii) a

majority of the Shares held by Interstate and Vornado and

their affiliates and associates at a price greater than 115%

of the then existing market price, they may only do so on

terms that permit the other stockholders to sell on the same terms.  The foregoing is qualified by reference to such

agreement, which is attached hereto as Exhibit 4.

          Whether or not the purchase contemplated by the

Stock Purchase Agreement is consummated, Vornado will con-

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tinue to assess its investment in the Company and, depending on market conditions and other factors as well as the terms of the Standstill and Corporate Governance Agreement, may dispose of all or any portion of the Shares it now owns or may

hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization

involving the Company or a purchase, sale or transfer of a

material amount of the assets of the Company or any of its

subsidiaries (which extraordinary transaction could involve

one or more additional parties), engage in discussions with

the management and/or other significant stockholders of the

Company and take any other action which Vornado may deem to be appropriate in the circumstances.


Item 5.   Interest in Securities of the Issuer.

          (a) - (b) Vornado owns 113,100 Shares (2.2% of the

5,000,850 Shares reported by the Company as outstanding as of

November 4, 1994 in its Form 10-Q for the three months ended

September 30, 1994).  Vornado has sole voting and dispositive power with respect to such Shares.  Interstate owns 1,354,568

Shares, 27.1% of the Shares shown as outstanding in such Form

10-Q.  While, as noted previously, Vornado may be deemed to

beneficially own the Shares held by Interstate, Vornado does not have sole or shared voting or dispositive power with

respect to such Shares.  Finally, as a result of the Stock

Purchase Agreement, Vornado may be

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deemed to beneficially own the 1,353,468 Shares (27.1%) owned by Citibank, N.A., for an aggregate of 2,821,136 Shares

(56.4%).

          In addition, Steven Roth, Chairman of the Board and

Chief Executive Officer and a trustee of Vornado and a General

Partner of Interstate, owns 9,700 Shares, Richard West, a

trustee of Vornado, owns 200 Shares, and Ronald Targen, a

trustee of Vornado, owns 17,800 Shares; each of Messrs. Roth,

West and Targen has sole voting and dispositive power with

respect to the Shares held by him.

          (c)  Other than the execution of the Stock Purchase

Agreement, there have been no transactions in the Shares

effected by Vornado or Interstate or any of the persons listed in the past sixty days.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          See Item 4 for a description of the Stock Purchase

          Agreement and the Standstill and Corporate

          Governance Agreements.

Item 7.   Material to be Filed as Exhibits.

          (1)  Stock Purchase Agreement, dated February 6,

               1995.

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          (2)  Management and Development Agreement, dated

               February 6, 1995.

          (3)  Commitment Letter, dated February 6, 1995.

          (4)  Standstill and Corporate Governance Agreement,


               dated February 6, 1995.

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                           SIGNATURE

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 6, 1995

                              VORNADO REALTY TRUST



                              By:  /s/STEVEN ROTH
                                   Steven Roth,
                                   Chairman of the Board and
                                   Chief Executive Officer

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                            Annex A


  Name                                        Business Address                               Principal Occupation


  Steven Roth(1),(2)                          Vornado Realty Trust(3)                        General Partner of
                                                                                             Interstate and
                                                                                             Chairman of the Board
                                                                                             and Chief Executive
                                                                                             Officer of Vornado

  David Mandelbaum(1),(2)                     Mandelbaum & Mandelbaum                        Partner in law firm
                                              80 Main Street
                                              West Orange, N.J. 07052

  Russell B. Wight, Jr.(1),(2)                Interstate Properties                          General Partner of
                                              c/o Vornado Realty Trust                       Interstate

  Stanley Simon(2)                            Stanley Simon and Associates                   Principal, Stanley
                                              70 Pine Street                                 Simon and Associates
                                              Room 5301                                      (Management and
                                              New York, N.Y. 10270                           Financial Consultants)

  Ronald G. Targan(2)                         Malt Products Corporation                      President, Malt
                                              of New Jersey                                  Products Corporation
                                              121 E. Hunter Street                           (producer of malt
                                              Maywood, N.J.  07607                           syrup)

  Richard R. West(2)                          482 Tepi Drive                                 Professor of Finance
                                              Southbury, CT 06488                            Leonard N. Stern
                                                                                             School of Business,
                                                                                             New York University

  Richard T. Rowan                            Vornado Realty Trust(3)                        Vice President - Real
                                                                                             Estate of Vornado

  Joseph Macnow                               Vornado Realty Trust(3)                        Vice President and
                                                                                             Chief Financial Officer

  Susan Schmider                              Vornado Realty Trust(3)                        Secretary - Vornado
















____________________

(1)      General Partner of Interstate Properties

(2)      Trustee of Vornado Realty Trust.

(3)      Vornado's address is Park 80 West, Plaza II,
         Saddle Brook, New Jersey 07662